

February 10, 2012

Via E-mail
Dr. Ruggero Maria Santilli
President and Chief Executive Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re:** **MagneGas Corporation**
> **Registration Statement on Form S-1**
> **Amendment No. 2 filed February 8, 2012**
> **File No. 333-178643**

Dear Dr. Santilli:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 1; however, your prospectus cover page does not state the fixed price at which the warrants will be sold. Rather it indicates only that the warrants will be sold "at a fixed price, which is based on the exercise price of the warrants." Also, the third paragraph of your prospectus cover refers to warrant sales at "market prices prevailing at the time of sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale." Please revise to disclose on the prospectus cover the fixed price at which the warrants will be sold and to reconcile the inconsistency between the third and fourth paragraphs of the prospectus cover.

Exhibit 5.1

2. We note your response to prior comment 4. However, it appears from your fee table that you are registering 20,025,625 warrants to purchase common stock at an exercise price of

$0.30 per share, while the prospectus cover page and the opinion of counsel refer to 20,020,625 warrants. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Gregg E. Jaclin, Esq.